                                   AMENDMENT
                                       TO
                                    FORM N-8A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

              NOTIFICATION OF REGISTRATION PURSUANT TO SECTION 8(a)
                     OF THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:     SAFECO Managed Bond Trust*

Address of Principal Business Office:  SAFECO Plaza, Seattle, Washington  98185

Name and Address of Agent for Service of Process:

          David F. Hill
          SAFECO Plaza
          Seattle, Washington   98185

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                    /  / Yes            / X /  No





*    Name changed from SAFECO Institutional Series Trust

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Item 1.   SAFECO Managed Bond Trust

Item 2. Registrant was organized under the laws of the State of Delaware on May 13, 1993.

Item 3.   Registrant is a business trust.

Item 4.   Registrant is a management company.

Item 5.   (a)  Registrant is an open-end company.

          (b)  Registrant is a diversified company.

Item 6.   SAFECO Asset Management Company
          SAFECO Plaza
          Seattle, Washington   98185

Item 7.   Barbara J. Dingfield
          Microsoft Corporation
          One Microsoft Way
          Redmond, Washington 98052

          David F. Hill
          SAFECO Plaza
          Seattle, Washington   98185

          Richard W. Hubbard
          1270 NW Blakely Court
          Seattle, Washington 98177

          Richard E. Lundgren
          764 S. 293rd Street
          Federal Way, Washington 98032

          Boh A. Dickey
          SAFECO Plaza
          Seattle, Washington   98185

          Larry L. Pinnt
          15306 NE 190th St.
          Woodinville, WA 98072

          John W. Schneider
          1808 N 41st Street
          Seattle, Washington 98103

Item 8.   Not Applicable.

Item 9.   (a)  Yes.

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          (b)  SAFECO Securities, Inc.
               SAFECO Plaza
               Seattle, Washington   98185

          (c)  Not applicable.

          (d)  Yes.

          (e) As of June 3, 1997, there are 13 beneficial owners of the Managed Bond Trust's outstanding securities. None of the owners own 10% or more of the Managed Bond Trust's outstanding voting securities.

Item 10. The value of the Managed Bond Trust's total assets as of June 3, 1997 is $4,516,128.

Item 11.  No.

Item 12. A copy of the Managed Bond Trust's Annual Report to Shareholders for the year ended December 31, 1996 was filed with the SEC on or about February 27, 1997 and is incorporated herein by reference as
          Exhibit 1.

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on behalf of the registrant in the City of Seattle and the State of Washington on the 11th day of June, 1997.


                                        SAFECO MANAGED BOND TRUST


[SEAL]
                                        By:    /s/ David F. Hill
                                            -----------------------------------
                                               David F. Hill
                                               President


Attest:   /s/ Neal A. Fuller
       ----------------------------
          Neal A. Fuller
          Assistant Secretary